EXHIBIT 21.7

                           SHARES EXCHANGE AGREEMENT

Between:

Shantou Wan Run Trade Development Ltd. (or ZHEN, Bin Huei )
                   Address: NO. 34, 2/F, N. JinXin Road
                   City of Shantou, GuangDong Province, CHINA
                      ( Here in called the First Party)

And

VIBRO-TECH INDUSTRIES INC.
A CORPORATION UNDER AND BY VITUE OF THE STATE OF DELAWARE. U.S.A
(Here in called the Second Party)

WITNESSETH That:

According to the agreement reached by both the First Party and the Second Party, 15% shares of Shantou Vibro Tech Industrial and Development Company Inc. owned by the First Party will be exchanged for the shares of VIBRO-TECH owned by Second Party, given the following conditions and calculation:

The market price of 15% shares of Shantou Vibro Tech Industrial and Development Company Inc. owned by the First Party is estimated to be $150,000.00 in US Dollars. ( One Hundred and Fifty Thousand US Dollars )

Shares owned by the Second Party, which is $0.50 US Dollars per share as listed in the US stock exchange market, are exchanged for 15% shares of Shantou Vibro Tech Industrial and Development Company Inc. owned by the First Party. Total number of shares needed by the Second Party for this exchange is 300,000 shares.

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The exchange of shares will take place as soon as the First Party completes all the necessary procedures to confirm holding shares of Shantou Vibro Tech Industrial and Development Company Inc.

The Second Party agrees that regardless of the market change, they will remain use the value of $0.50 US Dollar per share to exchange with the First Party's shares.



First Party                                       Second Party

Shantou Wan Run Trade Development Ltd.            Vibro-Tech Industries, Inc

By:/s/ ZHEN, Bin Huei                             By: /s/ William Chow
  Zhen Bin Huei                                           William Chow


June 8, 1999